United States securities and exchange commission logo





                         November 16, 2021

       Erin J. Roth
       Executive Vice President, General Counsel
       Infrastructure and Energy Alternatives, Inc.
       6325 Digital Way, Suite 460
       Indianapolis, Indiana 46278

                                                        Re: Infrastructure &
Energy Alternatives, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2021
                                                            File No. 333-260876

       Dear Ms. Roth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Victor Rivera Melendez at 202-551-4182 or Erin Martin at 202-551-
       3391 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Real Estate & Construction
       cc:                                              Clint Smith